Alan D. Halperin (AH-8432)
Robert D. Raicht (RR-2370)
Debra J. Cohen (DC-7245)
HALPERIN BATTAGLIA RAICHT, LLP
Counsel to the Debtor and Debtor-in-Possession
555 Madison Avenue, 9th Floor
New York, New York 10022
(212) 765-9100

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
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In re:                                                                                                         Chapter 11
U.S. WIRELESS DATA, INC.,                                                             Case No. 04-12075 (RDD)

Debtor.

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AMENDED PLAN OF REORGANIZATION

U.S. Wireless Data, Inc., debtor and debtor-in-possession herein, proposes the following plan of reorganization pursuant to section 1121(a) of Chapter 11 of Title 11 of the United States Code.

Article I

Definitions

     1.1   Meaning. For the purpose of this chapter 11 Plan, each of the terms set forth herein shall have the meanings ascribed below and such meanings shall be equally applicable to the singular and plural forms of the terms defined. All of the definitions and provisions contained in this Article I are, and shall be, regarded as integral, substantive and operative provisions of this Plan.

     1.2   Other Terms. A term that is used in the Plan and not defined herein, but that is defined in the Bankruptcy Code or in the Federal Rules of Bankruptcy Procedure, shall have the meaning set forth therein. Any reference contained in this Plan to a particular exhibit, paragraph or article shall be deemed to be a reference to an exhibit, paragraph or article of this Plan.

     1.3   Rules of Construction. The rules of construction set forth in §102 of the Bankruptcy Code shall be applicable to all of the provisions of this Plan. Without in any way limiting the foregoing, as used in this Plan, the words “includes” and “including” are without limitation.

     1.4   Exhibits and Appendices. All exhibits and appendices to the Plan are incorporated into the Plan by this reference and are a part of this Plan as if set forth in full herein.

     1.5   Definitions.

     “Administrative Claim” shall mean any cost or expense of administration of the Cases allowed under §§503(b) or 507(a)(1) of the Bankruptcy Code, including all allowances of compensation or reimbursement of expenses to Professional Persons to the extent allowed by the Bankruptcy Court only upon entry of a Final Order under §330 of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure, and any fees or charges assessed against the Debtors’ estates under 28 U.S.C. §1930.

     “Allowed” or “Allowed Amount”, when referring to a Claim, shall mean the amount of a Claim

a)

filed with the Bankruptcy Court on or before the Bar Date and as to which no objection to the allowance thereof has been interposed within any applicable period of limitation fixed by Final Order or this Plan,

b)	as to which any objection has been interposed, to the extent such Claim has been allowed by a Final Order, or

c)	any Claim specifically identified in this Plan as an Allowed Claim.

     “Amended Bylaws” shall mean the corporate bylaws of the Reorganized Debtor.

     “Amended Certificate” shall mean the Amended and Restated Certificate(s) of Incorporation of the Reorganized Debtor.

     “APA” shall mean the Asset Purchase Agreements between TNS and the Debtor.

     “Asset Sales” shall mean the sales of the Debtor’s vending and synapse gateway businesses to TNS.

     “Asset Sale Orders” shall mean orders of the Bankruptcy Court dated May 12, 2004 approving the Asset Sales.

     “AT&T Action” shall mean the claims asserted by the Debtor against AT&T Wireless Services for, inter alia, breach of contract and fraud subject to a pending arbitration before the American Arbitration Association.

     “Ballot” shall mean the form distributed to holders of Claims on which is to be indicated whether such holder accepts or rejects the Plan.

     “Bankruptcy Code” shall mean Chapter 11 of Title 11 of the United States Code, 11 U.S.C. ss.101, et. seq., as amended.

     “Bankruptcy Court” shall mean the United States Bankruptcy Court for the Southern District of New York, and any appellate or other Bankruptcy Court that is competent to exercise jurisdiction over any matter or proceeding arising in or relating to these Cases.

     “Bar Date” shall mean the last date fixed by the Bankruptcy Court for filing proofs of Claim or Interests in these Cases that arose at any time prior to the Petition Date.

     “Brascan” shall mean Brascan Financial Corporation, a subsidiary of the Toronto, Canada-based Brascan Corporation.

     “Brascan Claim” shall mean the remaining claim asserted by Brascan against the estate arising from the bridge loan made by Brascan to the Debtor, repayment of which is secured by a lien upon and security interest in all of the Debtor’s assets to the extent of $3,500,000, except for accounts, and general intangibles (other than patents, trademarks, copyrights and other intellectual property).

     “Business Day” shall mean any day on which commercial banks are open for business in New York, New York and on which the New York Stock Exchange is open for trading.

     “Case” shall mean the Debtor’s case under chapter 11 of the Bankruptcy Code, Case Nos. 03-37668 (CGM) and 03-37669 (CGM) (jointly administered), which were commenced by the filing of voluntary petitions by the Debtors on the Petition Date.

     “Cash” shall mean, with respect to payments under the Plan, lawful currency of the United States of America (U.S. dollars), regular check, certified check, bank check or wire transfer from a domestic bank.

     “Causes of Action” shall mean any and all rights or claims that the Debtor has or may have against any third party including, without limitation, the AT&T Action and all potential avoidance actions under Article V of the Bankruptcy Code.

     “Claim” shall have the meaning given to such term in §101(5) of the Bankruptcy Code.

     “Claimant” shall mean the holder of a Claim.

     “Class” shall mean any category of Claims or Interests as specified in Article III of this Plan.

     “Common Interests” shall mean the rights of owners of issued and outstanding shares of common stock of the Debtor, excluding rights arising from the ownership of options and warrants to acquire common stock of the Debtor, issued prior to the Petition Date.

     “Common New Common Stock” shall mean 3.5% of the New Common Stock to be issued under the Plan.

     “Confirmation Date” shall mean the date of entry by the Bankruptcy Court of the Confirmation Order.

     “Confirmation Order” shall mean an order of the Bankruptcy Court confirming the Plan in accordance with the Bankruptcy Code.

     “Debtor” shall mean U.S. Wireless Data, Inc.

     “Disputed Claim” shall mean a Claim as to which an objection has been timely filed and which objection (a) is not the subject of a Final Order allowing or disallowing the Claim, and (b) has not been withdrawn.

     “Distributions” shall mean Cash that is required under the Plan to be distributed to the holders of Allowed Claims.

     “Distribution Date” shall mean the date on which Distributions are made.

     “Effective Date” shall mean the later of: (a) the date on which the Debtor makes an initial Distribution; or (b) the payment of the Initial Investment by the Plan Sponsor.

     “Estate” shall mean the estate created pursuant to §541 of the Bankruptcy Code.

     “Estate Representative” shall mean the person designated by the Debtor to work with the Liquidation Trustee and its counsel to finalize claims, make distributions, and assist in all other matters necessary to effectuate the Plan and close the Case, and who shall be compensated at a rate to be agreed upon among the Debtor, the Estate Representative and the Liquidation Trustee. The initial Estate Representative shall be Charles I. Leone.

     “Executory Contracts” shall mean any contract or unexpired lease to which the Debtor is a party, which is capable of being assumed or rejected pursuant to §365 of the Bankruptcy Code.

     “Federal Rules of Bankruptcy Procedure” shall mean the Federal Rules of Bankruptcy Procedure in effect on the date of this Plan.

     “Final Order” shall mean an order or judgment of the Bankruptcy Court or another court of competent jurisdiction in connection with the Case, which order or judgment has not been reversed, stayed, modified, amended or vacated, and (i) the time to appeal from, or to seek review or rehearing of, has expired, (ii) no appeal, review, certiorari or rehearing is pending, and (iii) the order has become conclusive of all matters adjudicated therefor and is in full force and effect.

     “Insurance Policies” shall mean the Debtor’s insurance policies outstanding and/or in force, or entered into after, June 1, 2004.

     “Interestholder” shall mean a holder of an Interest.

     “Interests” shall mean collectively Common Interests and Preferred Interests.

     “Initial Investment” shall mean the payment of $500,000 by the Plan Sponsor into an escrow account to be held by Debtor’s counsel, and disbursed in accordance with the provisions of this Plan.

     “Liquidation Preference ” shall mean the liquidation preference of approximately $37,000,000 attributable to the Preferred Interests.

     “Liquidation Trust” shall mean the Liquidation Trust set forth in this Plan.

     “Liquidation Trust Agreement” shall mean the Liquidation Trust agreement set forth in this Plan.

     “Liquidation Trustee” shall mean the person designated under the Liquidation Trust Agreement to serve as Liquidation Trustee and implement the Liquidation Trust, with the assistance of the Estate Representative and the professionals. The initial Liquidation Trustee shall be Alan D. Halperin.

     “New Common Stock” shall mean 100% of the authorized common stock of the Reorganized Debtor to be issued under this plan.

     “Options and Warrants” shall mean all warrants and options to purchase stock of any class of the Debtor.

     “Other Secured Claim” shall mean Claims (other than the Brascan Claim) on account of which the holder purports to hold liens and security interests in the Debtor’s assets.

     “Person” shall mean any individual, corporation, partnership, limited liability corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.

     “Petition Date” shall mean March 26, 2004, the date on which the Debtor filed a voluntary petition under Chapter 11 of the Bankruptcy Code, thereby commencing the Case.

     “Plan” shall mean this Plan of Reorganization.

     “Plan Sponsor” shall mean Trinad Capital LP, the sponsor of this Plan of Reorganization.

     “Preferred Interests” shall mean the rights of owners of issued and outstanding shares of preferred stock of the Debtor, including any rights arising from the ownership of options and warrants to acquire preferred stock of the Debtor, issued prior to the Petition Date.

     “Preferred New Common Stock” shall mean 3.5% of the New Common Stock to be issued under the Plan.

     “Priority Claim” shall mean any Claim entitled to priority in accordance with §507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

     “Priority Tax Claim” shall mean any tax claim entitled to priority under §507(a)(8) of the Bankruptcy Code.

     “Pro Rata” shall mean the proportion that the Allowed Claim in a particular Class bears to the aggregate amount of all Claims (including Disputed Claims until allowed or disallowed) in such Class.

     “Professional Fees” shall mean all fees, costs and expenses of Professional Persons incurred in the Case up to and including the Confirmation Date which fees, costs, and expenses shall have been awarded by Final Order pursuant to §§330 or 503(b) of the Bankruptcy Code.

     “Professional Persons” shall mean all attorneys, accountants and financial consultants retained in the Case or to be compensated by a Final Order pursuant to §§327, 328, 330, 503(b) and/or 1103 of the Bankruptcy Code.

     “Record Date” shall mean November 15, 2004.

     “Recoveries” shall mean any proceeds realized by the Estate from any of the Debtor’s causes of action under §§510, 541 through and including 551, and 553 of the Bankruptcy Code, whether by demand, suit, judgment, settlement or otherwise.

     “Reorganized Debtor” shall mean the Debtor as of the Effective Date.

     “Sale Closing Date” shall mean May 21, 2004, the date on which the Asset Sales closed.

     “Schedules” shall mean the Schedules of Assets and Liabilities filed by the Debtor with the Bankruptcy Court pursuant to Rule 1007 of the Federal Rules of Bankruptcy Procedure, as may be amended from time to time.

     “Secured Claim” shall mean any Claim that is secured within the meaning of §506(a) of the Bankruptcy Code.

     “Subordinated Claim” shall mean any Claim that is subject to subordination pursuant to §510 of the Bankruptcy Code.

     “Tax Asset Transfer Restrictions” shall mean any restrictions on the transfer of the New Common Stock contained in the Amended Certificate that are established to preserve certain tax attributes of the Reorganized Debtor.

     “TNS” shall mean Transaction Network Services, Inc.

     “Transfer Agent” shall mean American Stock Transfer & Trust Company.

     “United States Trustee” shall mean any and all representatives and employees of the Office of the United States Trustee, 33 Whitehall Street, 21st Floor, New York, New York 10004.

     “Unsecured Claim” shall mean any Claim that is not an Administrative Claim, a Priority Claim, a Priority Tax Claim, the Brascan Claim, or a Subordinated Claim.

Article II

Provision for the Treatment of Administrative Claims and Priority Tax Claims

     Pursuant to §1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified and are not impaired under the Plan.

     (a) Administrative Claims. Except to the extent that any holder of an Allowed Administrative Claim agrees to a less favorable treatment, each holder of an Allowed Administrative Claim shall receive Cash in an amount equal to such Allowed Administrative Claim on the later of the Effective Date and the date such Administrative Claim becomes an Allowed Claim, or on such other date as may be ordered by the Bankruptcy Court, provided, however, that Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtors shall be paid in full and performed by the Debtors in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements or other documents evidencing such transactions.

     (b) Priority Tax Claims. Except to the extent that any holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and complete settlement, satisfaction and discharge of its Allowed Priority Tax Claim, at the Debtor’s option, either (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Consummation Date and the date such Priority Tax Claim becomes an Allowed Claim; or (ii) deferred monthly Cash payments, together with interest at the then current federal or state statutory rate (as the case may be), commencing with the Effective Date, over a six (6) year period after the date of assessment of such claim, of a value, as of the Effective Date, equal to the Allowed Amount of such Priority Tax Claim.

     (c) The Debtor shall pay all outstanding amounts due to the United States Trustee upon confirmation and through the Effective Date, and after the Effective Date, the Trust shall be liable for and pay the fees of the United States Trustee pursuant to 28 U.S.C. §1930(a)(6) until the entry of a final decree in this case, or until the case is converted or dismissed.

Article III

Classification of Claims and Interests

     3.1 Classes. A Claim is in a particular class only to the extent that the Claim falls within the description of that Class and is in a different Class to the extent that the remainder of the Claim falls within the description of such different Class. In addition, a Claim or Interest is in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Interest. The Classes under the Plan are:

Class 1a - Brascan Claim
Class 1b - Other Secured Claims
Class 2 -    Priority Claims
Class 3 -    Unsecured Claims
Class 4 -    Subordinated Claims
Class 5 -    Preferred Interests
Class 6 -    Common Interests
Class 7 -    Options and Warrants

     3.2   Unimpaired Claims and Interests. Class 1a, Class 1b and Class 2 Claims are unimpaired under the Plan.

     3.3   Impaired Claims and Interests. Class 3, Class 4, Class 5 and Class 6 Claims and Interests are impaired under the Plan. Class 7 Options and Warrants are also impaired under the Plan.

Article IV

Treatment of Classes of Claims and Interests

     4.1   Brascan Claim. Class 1a Claims consist of the Brascan Claim, which are unimpaired under the Plan. On the later of the Effective Date, or the date on which the Brascan Claim becomes an Allowed Claim, the Brascan Claim shall be paid in Cash, together with post-petition interest (to the extent not already included in the Brascan Claim) at the annual rate of 2.1%, in full and complete settlement, satisfaction and discharge of the Claim in the amount agreed upon between the parties or fixed by the Bankruptcy Court.

     4.2   Other Secured Claims. Class 1b Claims consist of the Other Secured Claims, which are unimpaired under the Plan. On the later of the Effective Date, or the date on which the an Other Secured Claim becomes an Allowed Claim, such Other Secured Claim shall be paid in Cash in full and complete settlement, satisfaction and discharge of the Claim in the amount agreed upon between the parties or fixed by the Bankruptcy Court.

     4.3   Priority Claims. Class 2 Claims are unimpaired under the Plan and shall be satisfied, settled and discharged by payment of 100% of the Allowed Amount of such Claims, without interest, on the later of the Consummation Date or on the date such Claims become Allowed, without interest. Notwithstanding the foregoing, to the extent such Class 2 Claims are Priority Claims for unpaid vacation pay, such Claims have been/will be honored by TNS in the ordinary course of business following the Sale Closing Date in accordance with practices and policies existing as of the Petition Date.

     4.4   Unsecured Claims. Class 3 Claims are impaired under the Plan. Holders of Class 3 Claims shall receive Distributions of available Cash on a Pro Rata basis after payment of all Administrative, Priority, and Allowed Class 1a, Class 1b and Class 2 Claims and appropriate reserves are set aside. Thereafter, supplemental Pro Rata distributions shall be made to the Holders of Allowed Class 3 Claims to the extent the Liquidation Trustee determines that sufficient additional funds have become available to warrant a supplemental distribution, until all Allowed Class 3 Claims have been paid in full, with post-petition interest, at the annual rate of 2.1%.

     4.5   Subordinated Claims. Class 4 Claims are impaired under the Plan. Holders of Class 4 Claims shall receive Distributions of available Cash on a Pro Rata basis after payment of all Administrative, Priority, and Allowed Class 1a, Class 1b, Class 2 and Class 3 Claims and appropriate reserves are set aside. Thereafter, supplemental Pro Rata distributions shall be made to the Holders of Allowed Class 4 Claims to the extent the Liquidation Trustee determines that sufficient additional funds have become available to warrant a supplemental distribution, until all Allowed Class 4 Claims have been paid in full, with interest. Notwithstanding the foregoing, any claims subordinated under 11 U.S.C. §510(b) shall be classified pari passu with the class of Interests from which such Claims arose.

     4.6   Preferred Interests. The Class 5 Preferred Interests are impaired under the Plan. Holders of Class 5 Preferred Interests shall receive Distributions of available Cash on a Pro Rata basis after payment of all Allowed Claims and appropriate reserves are set aside. Thereafter, supplemental Pro Rata distributions shall be made to the Holders of Allowed Class 5 Preferred Interests to the extent the Liquidation Trustee determines that sufficient additional funds have become available to warrant a supplemental distribution, up to the Liquidation Preference. In addition, holders of Allowed Class 5 Preferred Interests shall receive a Pro Rata share of the Preferred New Common Stock.

     4.7   Common Interests. The Class 6 Common Interests are impaired under the Plan. Holders of Class 6 Common Interests shall receive a pro rata share of the Common New Common Stock.

     4.8   Options and Warrants. Class 7 Options and Warrants are impaired under the Plan. Holders of Class 7 Options and Warrants shall receive no Distributions under the Plan.

Article V

Means for Execution of the Plan

     5.1   Amendment of Certificate of Incorporation. On the Effective Date, the Reorganized Debtor shall present the Amended Certificate for filing with the appropriate Secretary of State as shall be necessary and appropriate to permit implementation of this Plan.

     5.2   Adoption of Amended Bylaws. Confirmation of this Plan shall constitute adoption of the Amended Bylaws as of the Effective Date and approval thereof by the Bankruptcy Court; separate approval thereof by the Board of Directors of the Debtor or the Reorganized Debtor shall not be required.

     5.3   Cancellation of Existing Stock, Options and Warrants/Issuance of New Common Stock. On the Effective date, all existing equity in the Debtor (both preferred and common, as well as any warrants or options) shall be cancelled, and on that same date, or as soon thereafter as practicable, the New Common Stock shall be issued as follows: (a) 93% of the New Common Stock shall be issued to the Plan Sponsor; (b) the Preferred New Common Stock shall be issued to the holders of Allowed Preferred Interests; and (c) the Common New Common Stock shall be issued to the holders of Allowed Common Interests.

     5.4   Fractional Shares. No fractional shares of New Common Stock will be issued under this Plan. All fractional shares will be rounded up to the next whole share.

     5.5   Voting and Notice Rights. All shares of New Common Stock to be issued under this Plan shall be deemed issued as of the Effective Date, regardless of the dates on which certificates are delivered to their holders, and the holders thereof shall be entitled, commencing on the Effective Date, to vote on all matters submitted to a vote of shareholders and to notice of all matters of which shareholders are entitled to notice under applicable nonbankruptcy law.

     5.6   Transferability of New Common Stock. To the extent provided in Section 1145 of the Bankruptcy Code, the New Common Stock issued under this Plan, shall be exempt from the registration requirements of the Securities Act of 1933, as amended, and any state or local laws requiring the registration for offer or sale of a security or registration or licensing of an issuer, underwriter or dealer. Notwithstanding the foregoing, the New Common Stock shall be subject to the Tax Asset Transfer Restrictions.

     5.7   Exemption from Certain Transfer Taxes. Consistent with the Asset Sale Orders, pursuant to and to the fullest extent permitted by section 1146(c) of the Bankruptcy Code, (a) the issuance, transfer or exchange of any securities, instruments, or documents, (b) the creation of any other lien, mortgage, deed of trust or other security interest, or (c) the making or assignment of any lease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of or in connection with this Plan or the Confirmation Order shall not be subject to any stamp tax, transfer tax, intangible tax, recording fee or similar tax, charge or expense.

     5.8   Release of Liens. Consistent with the Asset Sale Orders, upon receipt of all of the Distributions required to be made to the holders of an Allowed Secured Claim in accordance with this Plan, or the escrow of sufficient funds to satisfy such Claims pending resolution of any dispute of such Claims, such holder of the Allowed Secured Claim shall file such notice or other public statement as is necessary or appropriate to evidence the termination of the lien formerly held by such party. In addition, the Reorganized Debtor is hereby appointed as attorney-in-fact for each party whose lien treated or created under this Plan is hereafter terminated, with full power and authority to execute on behalf of such holder any notices or other public statements necessary or appropriate to evidence the termination of such party’s lien.

     5.9   Appointment of Directors. As of the Effective Date, the individuals whose names are set forth in the Confirmation Order shall constitute the Board of Directors of the Reorganized Debtor. Thereafter, directors shall be elected by the holders of New Common Stock in accordance with the Amended Certificate and Amended Bylaws.

     5.10   The Estate Representative. In addition to the powers set forth elsewhere in the Plan, the Estate Representative will be “the representative of the estate” as contemplated by section 1123(b)(3)(B) of the Bankruptcy Code, and will, in addition, have those powers and duties set forth in sections 323, 704(1), 704(2), 704(5), 704(9), 1106(a)(6) and 1106(a)(7) of the Bankruptcy Code. In addition to Debtor’s counsel, The Estate Representative will be entitled to retain such professionals as it may require to discharge its duties hereunder. The Estate Representative shall work with Debtor’s counsel and the Liquidation Trustee to reconcile and object to Claims, prosecute and/or settle actions, liquidate remaining assets, effect distributions, and take any and all other steps as may be necessary to complete the administration of the Case and then obtain a final decree and close the Case. The Estate Representative shall be exculpated from any liability for any errors or omissions made in discharging its duties hereunder, except for errors or omissions arising from its own gross negligence or willful misconduct. The Estate Representative may resign its position on 30 days notice. The Estate Representative shall, in consultation with Debtor’s counsel, select a successor Estate Representative.

     5.11   Effect of Confirmation. The Confirmation Order (and any subsequent Final Orders) shall be a final determination as to the rights of all Claimants and Interest holders to participate in the Distributions under the Plan, whether or not (a) a proof of claim or interest is filed or deemed filed under §501 of the Bankruptcy Code, (b) such Claim is an Allowed Claim, or such Interest is deemed an Allowed Interest, or (c) the holder of such Claim or Interest has accepted the Plan.

     5.12   Distribution Schedules. As soon as practical following the Confirmation Date, the Estate Representative and Liquidation Trustee shall prepare Distribution schedules with respect to each Class of Claims. The Liquidation Trustee shall have the right to conclusively rely on the records of the Transfer Agent with respect to the holders of Preferred Interests and Common Interests, taking into account and reconciling any discrepancies that exist between the Transfer Agents records as of the Record Date and any timely filed Proofs of Preferred equity interest filed with the Bankruptcy Court prior to the Bar Date.

     5.13   Effect of the Record Date. Distributions shall be made based upon the claims/interests registry and docket, as well as the records of stock ownership (both preferred and common) of the Transfer Agent, as of the Record Date. The Liquidation Trustee, the Transfer Agent, the Estate Representative and all Estate professionals shall have the absolute right to reply upon such records as of the Record Date, and shall bear no liability for any errors in such records, or distributions made on account of such records.

     5.14   Objections to Claims. The Estate has the right, within the first 120 days following the Confirmation Date, or during such additional time requested for cause shown and authorized by Final Order, to object to any and all Claims or Interests. Unless otherwise ordered by the Bankruptcy Court, or agreed to by written stipulation approved by a Final Order, or until the objection thereto is withdrawn, the Estate may litigate the merits of each Disputed Claim or Interest until determined by Final Order. Any Claim or Interest for which no objection has been filed within the time fixed therefor shall be deemed an Allowed Claim or Allowed Interest, as the case may be, in such amount as is set forth in a proof of claim or interest filed with the Bankruptcy Court, or if no proof of claim or interest is filed, as listed in the Schedules and not identified as disputed, contingent or unliquidated as to amount. The Estate and the holder of any Disputed Claim or Interest may enter into a written settlement agreement to compromise such Claim or Interest, which agreement shall become effective upon entry of a Final Order approving the terms thereof.

     5.15   Claims Filed After the Confirmation Date. Any Claim filed after the Confirmation Date, other than Claims for Professional Fees, fees payable to the United States Trustee or rejection damage claims that were not required to be filed prior to the Confirmation Date, shall be deemed disallowed and expunged without any action on the part of the Estate Representative, unless the post-Confirmation Date filing of such Claim has been authorized by Final Order and the filing is in compliance with such order. In the event of a post-Confirmation Date filing that is duly authorized and timely, the Estate shall have until (i) the date set in the Final Order for objecting to such Claim, (ii) the later of 120 days following the Confirmation Date or 45 days following the filing of the Claim, or (iii) such later date as may be requested for cause shown and authorized by Final Order, to object to such Claim.

     5.16   Withholding Taxes. The Liquidation Trustee shall be entitled but shall have no obligation to deduct any federal, state or local withholding taxes from any Distribution made as reasonably appropriate. All entities holding Allowed Claims shall be required to provide any information reasonably requested to effect the withholding of such taxes, and the Liquidation Trustee may withhold any distribution absent the provision of such information or further Order of the Court.

     5.17   Unclaimed Distributions. Unclaimed Distributions (including Distributions made by checks which fail to be negotiated) shall be retained by the Estate and held in trust for the beneficial holders of Allowed Claims or Interests, as the case may be, entitled thereto for a period of 90 days after the Distribution Date. Any Distribution remaining unclaimed 90 days after the Distribution Date shall be canceled (by a stop payment order or otherwise), the Claim(s) or Interest(s) relating to such Distributions(s) shall be deemed forfeited and expunged and the holder of such Claim shall be removed from the Distribution schedule or Transfer Agent’s records and shall receive no further Distributions under this Plan. Any and all canceled Distributions shall be redistributed in accordance with Article IV of this Plan.

     5.18   Mailing of Distributions. All Distributions shall be made to the holders of Claims at the address listed on their respective proofs of claim filed with the Bankruptcy Court or, if no proof of claim was filed, addresses listed by the Debtors on the Schedules or at their last known address. The Estate shall take only reasonable steps to ascertain the most current address of the holder of any Claims whose distribution check was returned as undeliverable. The Transfer Agent shall make all Distributions of Preferred and Common New Common Stock in a manner consistent with its duties as Transfer Agent.

     5.19   Causes of Action and Other Assets. All Causes of Action are fully preserved and shall be retained exclusively by the Estate. The Estate Representative, in consultation with Debtor’s counsel, shall have the authority to assert, prosecute, and settle all causes of action through and including the earlier of the date the Case is closed, the last date by which such claims may be asserted pursuant to applicable law, or the conclusion of the matter.

     5.20   Post-Confirmation Professional Services. The Professional Persons may, from time to time, provide professional services following the Confirmation Date. Such services shall be paid from the Estate within five (5) Business Days after submission of a bill to the Estate Representative, provided that no objection to the payment is asserted within such period. If an objection is asserted and remains unresolved, the Professional Person may file an application for allowance with the Bankruptcy Court and such fees will be paid as may be fixed by the Bankruptcy Court.

     5.21   Post Confirmation Reports and Fees. The Estate Representative shall be responsible for the filing of all post-confirmation reports with the United States Trustee and payment of all post-confirmation fees charged or assessed against the Estate under 28 U.S.C. §1930 on behalf of the Estate from the assets of the Liquidation Trust.

     5.22   Validity of Corporate Actions. Confirmation shall constitute due authorization required for the full validity, enforceability and effectiveness of all transactions provided for in this Plan, notwithstanding any provisions of law which would otherwise require the approval of such transactions by the Debtors’ or the Reorganized Debtor’s board of directors, shareholders or other constituents. Confirmation shall constitute authorization for the Debtors’ officers and directors to take all actions and execute, deliver and file all agreements, certificates, notices and other documents which (s)he deems necessary or appropriate to consummate the transactions provided for in this Plan.

     5.23   Release of the Initial Investment. On the Effective Date, or as soon thereafter as practicable, the Initial Investment shall be released from escrow by the Debtor’s counsel as follows: (a) $400,000 shall be released to the Estate for distribution to holders of Allowed Claims and/or Interests in accordance with this Plan; and (b) $100,000 shall be released to the Reorganized Debtor for general corporate purposes.

     5.24   Liquidation Trust. On the Effective Date, the Liquidation Trust shall be established pursuant to the Liquidation Trust Agreement to take, and assume the responsibility and liability for, the following actions from and after the Effective Date: (a) receive all Cash from the Estate (including, without limitation, monies held in escrow prior to the Confirmation Date), (b) establish and hold the accounts and reserves, (c) make, or cause to be made, Distributions, (d) make Distributions from the Liquidation Trust pursuant to this plan, (e) liquidate the Remaining Assets and receive any proceeds, (f) prosecute, settle or resolve all Disputed Claims, (h) assert, prosecute, and settle all Claims and Causes of Action that belong to the Estate and are not otherwise sold to TNS, including, without limitation, the AT&T Action and chapter V avoidance actions, (i) assume responsibility for all obligations and liabilities of the Debtor under the APA, (j) take any and all actions which the Debtor under the APA is entitled to take, and (k) take any and all other actions not inconsistent with the terms of this Plan and the Liquidation Trust Agreement that are appropriate or necessary to effectuate the wind-up and liquidation of the Debtor and its Estate. The Liquidation Trust shall succeed to all privileges and rights of the Debtor, including with respect to Causes of Action (other than those transferred to TNS pursuant to the Purchase Agreement), and shall own and be entitled to pursue any and all Causes of Action (other than those transferred to TNS pursuant to the Purchase Agreement) and seek any and all legal or equitable remedies available to the Debtor. On the Effective Date, the Liquidation Trust shall be deemed to be a representative of the Debtor’s estate within the meaning of section 1123(b)(3) of the Bankruptcy Code (and a successor to the Debtor solely for such purpose) with respect to the Causes of Action (other than those transferred to TNS pursuant to the APA).

     5.25   Liquidation Trustee. The Liquidation Trustee shall be the trustee of the assets of the Liquidation Trust for purposes of 31 U.S.C. § 3713(b) and 26 U.S.C. § 6012(b)(3). The powers, rights, and responsibilities of the Liquidation Trustee shall be specified in the Liquidation Trust Agreement and shall include the authority and responsibility to: (a) receive, manage, invest, supervise, and protect trust assets; (b) pay taxes or other obligations incurred by the trust, including, without limitation, the compensation of the Estate Representative; (c) retain and compensate, without further order of the Bankruptcy Court, the services of professionals and consultants to advise and assist in the administration, prosecution and distribution of trust assets; (d) calculate and implement distributions of trust assets; (e) assist the Estate Representative to prosecute, compromise, and settle, in accordance with the specific terms of that agreement, all Disputed Claims and Causes of Action vested in the Liquidation Trust; (f) effect all Distributions under the Plan; and (g) pay Professional Fees of professionals retained in the Bankruptcy Cases and Allowed pursuant to any order of the Court, whether such Professional Fees were incurred before or after the Effective Date. Other rights and duties of the Liquidation Trustee and the beneficiaries shall be set forth in the Liquidation Trust Agreement. The Liquidation Trustee shall be exculpated from liability for any errors or omissions made in connection with its duties under this Plan and the Liquidation Trust Agreement, except for liability for any errors or omissions arising from its own gross negligence or willful misconduct. The Liquidation Trustee shall be entitled to resign its position on thirty (30) days written notice to the Estate Representative, or on such other terms as may be provided in the Liquidation Trust Agreement. In such event, the Estate Representative shall select a replacement Liquidation Trustee. The Liquidation Trustee shall be bonded for the funds held in the Trust, and such bond shall be cancelable on 30 days notice to the United States Trustee.

     5.26   Transfer of Asset to the Liquidation Trust. All assets shall, as of the Effective Date, be transferred by the Debtor and its Estate to the Liquidation Trust (except for $100,000 of the funds contributed by the Plan Sponsor, which shall fund the Reorganized Debtor’s operations), and all Cash not distributed by the Liquidation Trustee on the Initial Distribution Date shall remain in the Liquidation Trust until disbursed in accordance with the Plan. The Liquidation Trust shall liquidate the remaining assets in accordance with the provisions of the Liquidation Trust Agreement.

     5.27   Liquidation Trustee Reports. The Liquidation Trust shall file with the Court (and provide to any other party entitled to receive any such report pursuant to the Liquidation Trust Agreement) semi-annual reports, beginning one year after the Effective Date, regarding the liquidation or other administration of property subject to its ownership or control pursuant to the Plan, Distributions made by it, and other matters required to be included in such report. The Liquidation Trust shall file with the Court (and provide to any other party entitled to receive any such report pursuant to the Liquidation Trust Agreement) quarterly reports regarding the liquidation or other administration of property subject to its ownership or control pursuant to the Plan, Distributions made by it, and any other matters required to be included in such report, and shall pay fees of the U.S. Trustee as provided herein. The Liquidation Trustee shall file with the Court a report, within 15 days of the Initial Distribution Date, setting forth the Distributions made by the Liquidation Trustee.

     5.28   Fees and Expenses of Liquidation Trust. Except as otherwise ordered by the Bankruptcy Court or specifically provided for in the Plan, the amount of any fees and expenses incurred by the Liquidation Trust on or after the Effective Date (including, without limitation, taxes) and any compensation and expense reimbursement claims (including, without limitation, reasonable fees and expenses of counsel) of the Liquidation Trust arising out of the liquidation of the remaining assets and the Debtors, the making of Distributions under the Plan, and the performance of any other duties given to it shall be paid in accordance with the Liquidation Trust Agreement.

     5.29   Employment of Professionals by Liquidation Trust. The Liquidation Trust may employ, without further order of the Bankruptcy Court, professionals and/or consultants to assist it in carrying out its duties hereunder and may compensate and reimburse the expenses of those professionals and consultants without further order of the Bankruptcy Court.

     5.30   Certain Tax Matters Related to Liquidation Trust. The Liquidation Trust is being established for the sole purpose of liquidating its assets, in accordance with Treasury Regulation section 301.7701-4(d), with no objective to continue or engage in the conduct of a trade or business. For all federal income tax purposes, all parties shall treat the transfer of assets to the Liquidation Trust as a transfer to the Liquidation Trust beneficiaries, followed by a transfer by such person to the Liquidation Trust and the beneficiaries of the Liquidation Trust will be treated as the grantors and owners of the trust. As soon as possible after the creation of the Liquidation Trust, the Liquidation Trustee shall determine the value of the Liquidation Trust assets. The valuations shall be used consistently by all parties for all federal income tax purposes. The right and power of the Liquidation Trustee to invest the Liquidation Trust assets is limited to the right and power to invest those assets in cash equivalent investments as a “Liquidation Trust”, within the meaning of Treasury Regulation section 301.7701-4(d) is permitted to invest in, whether pursuant to Treasury Regulations, IRS rulings, guidelines or other pronouncements. Consistent with the Plan, the Liquidation Trustee shall make distributions at least annually to the beneficiaries of the Liquidation Trust of all net cash income plus any net cash proceeds from the liquidation of trust assets; provided, the Liquidation Trust may retain assets (i) as are reasonably necessary to meet contingent liabilities and maintain the value of the Liquidation Trust assets, (ii) to pay reasonable administrative expenses of the Liquidation Trust and the Estate, or (iii) to satisfy other liabilities incurred or assumed by the Liquidation Trust. Absent a contrary determination from the IRS, the Liquidation Trustee will file returns for the Liquidation Trust as a grantor trust pursuant to Treasury Regulation section 1.671-4(a). The Liquidation Trustee shall also annually send to each person that is a beneficiary of the Liquidation Trust a separate statement setting forth the person’s share of items of income, gain, loss, deduction or credit and will instruct all such holders to report such items on their federal income tax return.

     5.31   Termination of Liquidation Trust. The Liquidation Trust shall terminate no later than the fifth (5th) anniversary of the Effective Date; provided, that on or prior to the date that is three (3) months prior to such termination, the Bankruptcy Court, upon motion by a party in interest, may extend the term of the Liquidation Trust if it is necessary to the liquidation of the Liquidation Trust assets. Multiple extensions of the Liquidation Trust term may be obtained so long as Bankruptcy Court approval is obtained as provided in the prior sentence.

Article VI

Procedures for Resolving and Treating Disputed Claims and Interests

     6.1   Establishment of Reserves. Not later than the Effective Date, the Liquidation Trustee, in consultation with the Estate Representative, shall place an amount into an interest-bearing escrow account for reserves against Disputed Claims and Interests. Such reserves shall be proportionate to the Distributions made to holders of Allowed Claims or Interests in the same Class as the Disputed Claims or Interests.

     6.2   Reserve for Disputed Claims and Interests. When any Distribution is to be made to holders of Claims or Interests entitled to payment in Cash or receipt of New Common Stock, the Liquidation Trustee shall hold reserves for Disputed Claims and/or Interests. The amount of Cash and or New Common Stock withheld shall be (a) an amount the Estate Representative, any objecting party and the holder of the Disputed Claim or Interest agree should be withheld, (b) if no such agreement is reached, the amount that would have been distributed on the basis of the amount claimed by the holder in its proof of claim or deemed filed in the Chapter 11 Case if such proof of claim asserts a fixed liquidated sum, (c) if neither clause (a) or (b) applies, the amount that would have been distributed on the basis of the amount shown in the Schedules if such amount is a fixed, liquidated sum and no proof of claim is filed or (d) in the case of a contingent or unliquidated claim, the amount estimated by the Bankruptcy Court upon a motion brought on not less than ten days notice to the affected parties and an opportunity for a hearing under Rule 9014-1(b) of the Federal Rules of Bankruptcy Procedure.

     6.3   Distributions on Disputed Claims and Interests. No Distributions shall be made on account of a Disputed Claim or Interest. As soon as practicable after a Disputed Claim or Interest becomes an Allowed Claim or Interest, the Liquidation Trustee shall make the Distributions on such Allowed Claim or Interest from the Reserve Account, or cause such distribution to made with respect to any New Common Stock to be distributed. Any funds in the Reserve Account, or any New Common Stock held in reserve, attributable to such Disputed Claim or Interest to the extent not Allowed shall be Distributed to holders of Allowed Claims and/or Interests in accordance with Article IV of the Plan.

Article VII

Executory Contracts

     7.1   Assumption/Rejection of Executory Contracts. Pursuant to section 365 of the Bankruptcy Code, all Executory Contracts that (a) have not been assumed and assigned by the Debtor, (b) have not been rejected by the Debtor, or (c) are not currently the subject of a motion to assume such Executory Contract, shall be deemed rejected; provided, however, that the Debtor’s current Insurance Policies, to the extent not already cancelled in writing, shall be deemed assumed. Nothing in this section or anywhere else in this Plan shall be deemed to vitiate any coverage obligation of any carrier under any policy.

     7.2   Filing of Claims Under Rejected Contracts. Each entity who is a party to any executory contract rejected pursuant to this Article VII shall be entitled to file with the Bankruptcy Court, no later than thirty (30) days following the Confirmation Date, a proof of Claim for damages, if any, alleged to arise from the rejection of such executory contract. A copy of the proof of claim must also be delivered to counsel to the Debtor. The failure of such entity to file a proof of Claim within the period prescribed shall forever bar such entity from asserting any Claim for damages arising from the rejection of such executory contract. The filing of any such proof of Claim shall be without prejudice to any and all rights the Estate Representative may have to object to the allowance thereof.

Article VIII

Discharge and Injunction

     8.1   Discharge From Debts Arising Prior to Confirmation. The Reorganized Debtor, shall be discharged from any debt that arose prior to the Confirmation Date, or any debt of a kind specified in §§502(g), 502(h), or 502(i) of the Bankruptcy Code, whether or not:

a)	a proof of Claim based on such debt is filed or deemed filed under §§501 or 1111(a) of the Bankruptcy Code,

b)	such Claim is allowed under §502 of the Bankruptcy Code, or

c)	the holder of such Claim has accepted the Plan.

     8.2   Injunction Against Interference With the Plan. All entities who are bound by this Plan, including entities with Claims or Interests not listed on the Schedules, or listed on the Schedules as disputed, unliquidated or contingent, which did not file proofs of Claim or Interest by the Bar Date, are hereby enjoined and prevented from commencing or continuing any judicial or administrative proceeding or employing any process to interfere with the consummation or implementation of this Plan, or the Distributions of Cash and/or New Common Stock to be made hereunder, including commencing or continuing any judicial or administrative proceeding or employing any process against the Debtor, the Reorganized Debtor or the Plan Sponsor.

     8.3   Releases. As of the Effective Date, the Debtor shall release all of the officers and directors of the Debtor as of the Petition Date, and the Debtor’s attorneys, accountants, and agents, acting in such capacity (collectively, the “Releasees”) and be permanently enjoined from any and all causes of action held by, assertable on behalf of or derivative from the Debtor, in any way relating to the Debtor, the Case, the Plan, negotiations regarding or concerning the Plan and the ownership, management and operation of the Debtor; provided, however, that the foregoing shall not operate as a waiver of or release from any causes of action arising out of any express contractual obligation owing by any former director, officer or employee to the Debtor or any reimbursement obligation of any former director, officer or employee with respect to a loan or advance made by the Debtor to such former director, officer or employee and is not a waiver of or release for any attorneys retained in connection with the Case from claims by their respective clients. Nothing in this Section 8.3 shall effect a release in favor of any person other than the Debtor with respect to causes of action based on willful misconduct, gross negligence, intentional fraud, breach of fiduciary duty that results in a personal profit at the expense of the Estate, and/or the knowing misuse of confidential information. Nothing herein shall effect a release of any claim of the United States Government or any of its agencies or any state and local authority whatsoever, including without limitation any claim arising under the Internal Revenue Code, the environmental laws or any criminal laws of the United States or any state and local authority against the Releasees, nor shall anything in the Confirmation Order or this Plan enjoin the United States or any state or local authority from bringing any claim, suit, action or other proceedings against the Releasees for any liability whatsoever, including without limitation any claim arising under the Internal Revenue Code, the environmental laws or any criminal laws of the United States or any state and local authority. Nothing herein shall limit the liability of the Debtor’s professionals to their client pursuant to DR-6-102 of the Code of Professional Responsibility.

     8.4   Exculpation. Neither the Debtor nor any of its present or former officers, directors, employees, agents, or professionals shall have or incur any liability to any holder of any Claim or Interest, and such holder shall be permanently enjoined, for any act or omission in connection with, related to, or arising out of, the Case, negotiations regarding or concerning the Plan, the confirmation of the Plan, the consummation of the Plan or the administration of the Plan or property to be distributed under the Plan, except for willful misconduct or gross negligence, intentional fraud, and/or breach of fiduciary duty that results in a personal profit at the expense of the Estate. Nothing in this Section 8.4 shall limit the liability of the Debtor’s professionals to their respective client pursuant to DR 6-102 of the Code of Professional Responsibility.

Article IX

Miscellaneous Provisions

     9.1   Entire Agreement. This Plan and the Confirmation Order, including any exhibits to this Plan, sets forth the entire agreement and understanding among the parties hereto relating to the subject matter hereof and supersedes all prior discussions and documents. No party shall be bound by any terms, conditions, definitions, warrants, understandings or representations with respect to the Plan other than as are expressly provided for herein. Should any provision in the Plan be determined to be unenforceable by a Bankruptcy Court of competent jurisdiction, such determination shall in no way limit or affect the enforceability and operative effect of any and all other provisions of the Plan. The duties, rights and obligations of any person or entity named or referred to in the Plan shall be binding upon, inure to the benefit of and shall be the responsibility of, the successors and assigns of such person or entity.

     9.2   Satisfaction of Claims and Interests. Upon confirmation of this Plan, the Debtor and the Estate shall be conclusively determined to have no liability to the holder of any Claim or Interest that is not Allowed, and only to the extent provided for in the Plan with respect to the holder of any Allowed Claim or Interest. This provision shall not be construed as a release of any Claims any creditor may have against a third party on account of its Claim.

     9.3   Headings. The headings of the Articles, paragraphs and sections of this Plan are inserted for convenience only and shall not affect the interpretation hereof. This Plan, including any exhibits and other attachments hereto, shall constitute the entire Plan, subject to amendment or modification solely as provided herein. Article I of this Plan is and shall be regarded as an integral, substantive and operative part of the Plan.

     9.4   Notice. Any notice described in or required by the terms of this Plan shall be deemed to have been properly given: (a) if mailed, five (5) days after the date of mailing; (b) if sent via facsimile, on the date of the transmission confirmation; or (c) if sent by overnight mail carrier service, on the date of receipt, to:

The Debtor or the Liquidation Trustee:

Halperin Battaglia Raicht, LLP
555 Madison Avenue - 9th Floor
New York, New York 10022
Telephone (212) 765-9100
Facsimile: (212) 765-0964
Attn: Alan D. Halperin, Esq.
           Robert   D. Raicht, Esq.
The Estate Representative:

Charles I. Leone U.S. Wireless Data, Inc. Estate Representative 420 Lexington Avenue, Suite 2450 New York, NY 10170

or to such other address as the recipient may give written notice in accordance with the provisions of this section of the Plan.

     9.5   Revocation. The Debtor reserves the right to revoke and withdraw this Plan at any time prior to the Confirmation Date. If the Plan is revoked or withdrawn, it shall be deemed null and void, and in such event, nothing contained herein shall be deemed to constitute a waiver or release of any Claim by or against the Debtor or any other entity, or to prejudice in any manner, the rights of the Debtor or any entity in any further proceeding involving the Debtor.

     9.6   Substantial Consummation. The Plan will be deemed substantially consummated, as such term is used in §1101(2) of the Bankruptcy Code, upon the commencement of Distributions to the holders of a Class of Claims under this Plan. Following such substantial consummation, any appeal, rehearing or other post-confirmation motion of any nature with respect to this Plan or the Confirmation Order except as specifically provided herein or therein shall be rendered moot and no longer justiciable.

     9.7   Cramdown. If any impaired Class fails to accept the Plan in accordance with §1129(a) of the Bankruptcy Code, the Debtor reserves the right to request the Bankruptcy Court to confirm the Plan in accordance with the provisions of §1129(b) of the Bankruptcy Code.

     9.8   Reservation of Rights. In the event that this Plan is not confirmed or that the Effective Date does not occur, the rights of all parties in interest in the Cases shall be reserved in full.

     9.9   Authorizations. The Debtor is authorized, empowered and directed to execute such documents and take any and all other action as may be necessary or required in order to effectuate the terms of this Plan.

     9.10   Transaction on Business Days. If the Effective Date or any other date on which a transaction or Distribution may occur hereunder shall fall on a day that is not a Business Day, the transaction or Distribution shall instead take place on the next Business Day.

     9.11   Surrender of Notes. On or before the Effective Date, all entities holding Secured Claims will cancel and surrender all promissory notes issued by the Debtor to the extent they have not already done so and shall execute releases of all security interests in the assets of the Debtor consistent with the provisions of this Plan. To the extent such entities do not do take such actions as may be necessary to release any such liens, the Estate Representative shall be authorized to do so. As of the Effective Date, such notes and liens shall be deemed null and void, and shall only be entitled to the treatment afforded them under this Plan.

Article X

Retention of Jurisdiction

     The Bankruptcy Court shall retain jurisdiction of these proceedings under the provisions of the Bankruptcy Code, including, without limitation, §1142(b) thereof and of the Federal Rules of Bankruptcy Procedure to ensure that the intent and the purpose of the Plan is carried out and given effect. Without limitation by reason of specification, the Bankruptcy Court shall retain jurisdiction for the following purposes:

a)	To consider any modification of the Plan pursuant to §1127 of the Bankruptcy Code and/or any modification of the Plan after substantial consummation thereof,

b)	To hear and to determine:

i)	any and all controversies, suits and disputes, if any, as may arise in connection with the interpretation or enforcement of the Plan,

ii)	any and all controversies, suits and disputes, if any, as may arise between or among the holders of any Class of Claim and the Debtor,

iii)	any and all controversies, suits and disputes, if any, as may arise related to the APA, the Asset Sale, or the Asset Sale Order,

iv)	any and all causes of action which may exist on behalf of the Debtor,

v)	applications for allowance of compensation and objections to Claims or Interests, which have been timely asserted in accordance with orders of this Bankruptcy Court, and

vi)	any and all pending applications, adversary proceedings and litigated matters.

Dated: November 5, 2004

U.S. WIRELESS DATA, INC. By: /s/ Charles I. Leone Charles I. Leone Executive V.P. and Chief Administrative Officer

HALPERIN BATTAGLIA RAICHT, LLP
Counsel to U.S. WIRELESS DATA, INC.
Debtor and Debtor-In-Possession

By:/s/ Alan D. Halperin
       Alan D. Halperin (AH-8432)
       Robert D. Raicht (RR-2370)
       Debra J. Cohen (DC-7245)
555 Madison Avenue - 9th Floor
New York, New York 10022
212-765-9100